Enhanced Autocall Securities Citigroup Global Markets Holdings Inc. March 5, 2026 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333 - 293732 and 333 - 293732 - 02 The securities discussed by this product summary supplement are unsecured debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Thus all payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. Investing in the securities involves risks not associated with an investment in conventional debt securities. See “Key risks associated with Enhanced Autocalls ” beginning on page 3 and the accompanying Product Supplement. The securities will not be listed on any securities exchange. The information in this product summary supplement is not complete and may be changed. This product summary supplement is not an offer to sell these securities and it is not soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined that this product summary supplement and the accompanying product supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense. The product supplement, prospectus supplement and prospectus referenced below contain certain general terms of Enhanced Autocalls . The specific terms of any offering of Enhanced Autocalls will be set forth in a pricing supplement for that offering, which may add, update or modify any information in this document or the product supplement, prospectus supplement or prospectus. If any information in the applicable pricing supplement is inconsistent with the other offering documents, including this document, you should rely on the information in that pricing supplement. You should read the applicable pricing supplement together with the product supplement, prospectus supplement and prospectus before making a decision to invest in any Enhanced Autocall . You may access the product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov as follows: Product Supplement No. EA - 02 - 12 dated February 25, 2026 Prospectus Supplement and Prospectus each dated February 25, 2026 A Guide for Investors

Citigroup Global Markets Holdings Inc. 2 What are Enhanced Autocalls ? Enhanced Autocalls are unsecured debt securities of the issuer, but unlike conventional debt, the securities do not pay interest and do not return a fixed amount of principal at maturity. On the downside, if they are not autocalled prior to maturity, Enhanced Autocalls generally offer contingent protection, meaning they will return full principal as long as the underlying does not close below a specified Final Barrier Level on the final valuation date of the securities. However, Enhanced Autocalls provide exposure to the full downside of the underlying if it closes below the Final Barrier Level on the final valuation date . Enhanced Autocalls have a typical maturity of between 1 2 months and 5 years. Who might be interested in Enhanced Autocalls ? • Current or prospective holders of the underlying • Investors with a moderately bullish view of the underlying looking to potentially outperform a benchmark , but who are willing to be autocalled early for a fixed Call Premium if the underlying otherwise performs favorably • Investors looking for a positive return on their investment if the return of the underlying is positive but limited • Investors looking for limited protection from a decline in the underlying • Investors looking to improve their risk adjusted returns by diversifying their portfolio allocations What benefits specific to Enhanced Autocalls should you be aware of? Enhanced Autocalls offer full repayment of principal, as long as the underlying does not close below a specified Final Barrier Level on the final valuation date, subject to the credit risk of the issuer and guarantor. Enhanced Autocalls could also be automatically early redeemed at 100% plus a Call Premium if the underlying is above a certain Autocall Level on the Observation Date. Investors should be comfortable holding securities that may be early redeemed if the underlying performs positively prior to maturity. Depending on the terms of a specific offering, although subject to uncertainty , gain or loss on a n Enhanced Autocall for U.S. federal income tax purposes generally should be long - term capital gain or loss if the Enhanced Autocall has been held for more than one year. Investors should review the offering documents regarding the treatment of any specific Enhanced Autocall . What risks specific to Enhanced Autocalls should you be aware of? Enhanced Autocalls are not capital protected and thus you could receive significantly less than the initial amount you invest. If the underlying performs in a way that would otherwise be favorable, Enhanced Autocalls are likely to be redeemed early, limiting your opportunity to receive more upside. You will not receive any periodic payments of interest or any other periodic payments, such as dividends paid on the underlying, while holding the Enhanced Autocalls . For additional risks, please see the “Key R isks A ssociated with Enhanced Autocalls ” on the following page. For a full description of the risks involved with this type of investment, please review the “Key Risks Relating to the Securities” in any Enhanced Autocall pricing supplement. Direct Underlying Investment “One - for - one” risk and return O verv i ew Enhanced Autocalls offer the potential for early redemption at a call premium (i.e., an “ autocall ”) based on the level of an “underlying” asset, such as an equity index, ETF or stock, on one or more specified observation dates. If the Enhanced Autocalls are not autocalled prior to maturity, then they will offer a payment at maturity that may be greater than or less than the principal amount, depending on the performance of the underlying. Enhanced Autocalls Investment Modified risk and return if not autocalled prior to maturity Return of Investment Return of Underlying Return of Investment Return of Underlying

Citigroup Global Markets Holdings Inc. 3 You may lose a significant portion or all of your investment Unlike conventional debt securities, Enhanced Autocalls do not repay a fixed amount of principal at maturity. Instead, the payment at maturity will depend on the performance of the underlying. If the Enhanced Autocalls are not autocalled prior to maturity and the underlying depreciates below its Final Barrier Level on the final valuation date, investors will lose 1% of the stated principal amount of the Enhanced Autocall for every 1% by which the underlying has depreciated from its initial value. Enhanced Autocalls may be called early Unlike conventional debt securities, Enhanced Autocalls have the potential to be early redeemed on an Observation Date earlier than the final valuation date with a Call Premium . Enhanced Autocalls do not pay interest Unlike conventional debt securities, Enhanced Autocalls do not pay interest or any other amounts prior to maturity. The potential return on Enhanced Autocalls could be limited If the Enhanced Autocall is performing well on the Observation Date, the note will be early redeemed at 100% plus the Call Premium . Holders of Enhanced Autocalls will not receive dividends Unlike a direct investment in the underlying, holders of Enhanced Autocalls will not receive dividends . This lost dividend yield may be significant over the term of the Enhanced Autocalls . The securities are subject to the credit risk of the issuer and guarantor If the issuer or guarantor defaults on their obligations, holders of Enhanced Autocalls may lose their full investment. Enhanced Autocalls will not be listed on any securities exchange and holders may not be able to sell them prior to maturity Enhanced Autocalls will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Enhanced Autocalls . The value of the Enhanced Autocalls prior to maturity will fluctuate based on many unpredictable factors The value of Enhanced Autocalls prior to maturity will fluctuate based on the price and volatility of the underlying and a number of other factors, including dividend yield on the underlying, interest rates generally, the time remaining to maturity and the issuer’s creditworthiness . The value of Enhanced Autocalls at any time prior to maturity may be significantly less than the issue price. Investors may not receive the benefit of the barrier in any sale prior to maturity. The issuer and its affiliates may have conflicts of interest with investors As a result of investors’ hedging, trading, and other business activities, the issuer and its affiliates may have a number of conflicts of interest with investors in the Enhanced Autocalls . The United States federal tax consequences of an investment in the Enhanced Autocalls are uncertain There is no direct legal authority regarding the proper U.S. federal tax treatment of Enhanced Autocalls , and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of these investments are uncertain. Investors should refer to the applicable offering document(s) for each Enhanced Autocalls regarding its U.S. federal tax treatment. However, no assurance can be given that the IRS will agree with the treatment described within the offering document(s) for a particular Enhanced Autocall . Citigroup Inc., its affiliates, and employees do not provide tax or legal advice. Investors should consult with their own professional advisor(s) on such matters before investing in any Enhanced Autocall note. Key Risks Associated with Enhanced Autocalls

Citigroup Global Markets Holdings Inc. 4

How Do Enhanced Autocalls Work?

Each Enhanced Autocall will specify the following terms:

Observation Date	One or several dates on which the underlying will be observed to determine if the note is Autocalled
Call Premium	A one-time Call Premium, such as 10%, which indicates a contingent return on an Observation Date, if the underlying is equal to or above the Autocall Level on the Observation Date
Final Barrier Level	A value, such as 80% of the initial value of the underlying, which is the value of the underlying below which investors will realize a loss on their investment. If the securities are not autocalled prior to maturity and the underlying closes below the Final Barrier Level on the final valuation date, the investor is exposed to any negative return of the underlying. If the securities are not autocalled prior to maturity and the underlying closes at or above the Final Barrier Level on the final valuation date, the investor is protected from any negative return of the underlying. In this scenario, if the underlying has appreciated from its initial level, investors will receive a return based on Upside Participation Rate, subject to the credit risk of the issuer and guarantor
Upside Participation Rate	An amount, such as 150%, which signifies the rate at which you would participate in any return of the underlying if the securities are not autocalled prior to maturity

The return on the securities depends first on whether the note is Autocalled on the specified Observation Date(s) or not. If not, then the payment at maturity depends on where the underlying ends on a final valuation date, shortly before maturity. The amount you receive at maturity for any Enhanced Autocall can be determined by answering the following questions:


Is the level of the underlying equal to or above the Autocall Level on any Observation Date?
no
yes
Is the closing value of the underlying equal to or above the Final Barrier Level on the final valuation date?
The note is Autocalled, and you will receive principal plus the Call Premium no
yes
Your return will be negative and will equal the negative return of the underlying
Is the return of the note equal to or above the initial level?
no
yes
You will receive your principal and no additional return
Your return will equal the return of the underlying multiplied by the Upside Participation Rate

Citigroup Global Markets Holdings Inc. 5

How Do Enhanced Autocalls Compare to a Direct Investment in the Underlying?

Enhanced Autocalls offer the potential to outperform the underlying if the underlying depreciates moderately or if it appreciates. Enhanced Autocalls could underperform the underlying if the underlying has appreciated and is Autocalled on an Observation Date, or may underperform the underlying in other scenarios, such as after forgone dividends are taken into account.

The diagram below illustrates what you would receive at maturity for a range of hypothetical underlying returns if the note is not Autocalled. The terms of the Enhanced Autocalls are hypothetical only and not representative of the performance of any particular security. The specific terms and conditions will vary for each offering of Enhanced Autocalls and should be considered carefully before investing. The shaded areas of outperformance below do not take into account forgone dividends on the underlying, which may be significant.



80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-50%
-45%
-40%
-35%
-30%
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
30%
35%
40%
45%
50%
Underlying Return
Note Return

Source: Citi

The left half of the diagram above illustrates the scenarios where the note is not autocalled and the underlying has finished below its initial value on the final valuation date. A direct investment in the underlying would result in a loss. An investment in the Enhanced Autocall may also result in a loss, but only if the underlying ends at or below the Final Barrier Level on the final valuation date. Otherwise, the Enhanced Autocall pays back the full principal, and thus the Enhanced Autocall outperforms (subject to forgone dividend yield) in these scenarios. If the note is Autocalled on any Observation Date, the Enhanced Autocall could outperform or underperform the underlying, depending on whether the return of the underlying was greater than or less than the Call Premium.

The right half of the diagram above illustrates the scenarios where the note is not autocalled and the underlying has finished above its initial value. As you can see, if the underlying has appreciated, the Enhanced Autocall will provide outperformance because of the Upside Participation Rate (assuming it is greater than 100%, and subject to forgone dividend yield).

In summary, an Enhanced Autocall could be an attractive alternative to a direct investment in an underlying if you believe that the underlying has moderate growth potential but also some potential for moderate negative returns. An Enhanced Autocall is likely not an attractive investment if you seek dividends. Additionally, an Enhanced Autocall is not appropriate for an outright bearish view, because although the Enhanced Autocall does provide some protection against losses, it is ultimately exposed to the downside in the underlying and you may lose money as a result. The protection against losses provided by Enhanced Autocalls is subject to the credit risk of the issuer and guarantor.

Citigroup Global Markets Holdings Inc. 6

How Do Enhanced Autocalls Fit in a Portfolio?

Although Enhanced Autocalls can be linked to many different assets, Enhanced Autocalls are often used as equity replacement strategies, because their payout reflects a modification of the traditional equity investment.

Due to the potential for an Enhanced Autocall to add protection and reduce the market risk of a portfolio, one strategy that may be appealing is to replace some of your equity allocation for equivalent product linked to that same equity universe. For example, if you were planning to invest 30% of your portfolio in large cap US equities, perhaps an attractive strategy could be to invest 25% directly in the large cap equities of your choosing and 5% in Enhanced Autocalls tied to the S&P 500® Index.

This way, you maintain your US large cap allocation, but have added the benefits of an Enhanced Autocall. Additionally, rather than investing that 5% portion in a single investment, it may be beneficial to "ladder" the investments so that your returns are not tied to a single point in time, but are rather spread out across different environments. This strategy can be utilized in many different allocation models. Because Enhanced Autocalls are unsecured debt securities of the issuer, you should also consider diversification of issuer credit risk in any allocation to Enhanced Autocalls.

Hypothetical Investor Portfolio



Cash; 2.00%
Fixed Income; 39.00%
US Large Cap Equities; 30.00%
25% US Large Cap Equities
5% S&P 500® Index Linked Enhanced Autocalls
Non-US Large Cap Equities; 15.00%
13% Non-US Large Cap Equities
2% EUROSTOXX 50® Index Linked Enhanced Autocalls
US Small/Mid Cap Equities; 4.00%
3% Small/Mid Cap Equities
1% Russell 2000 ® Index Linked Enhanced Autocalls
Emerging Market Equities; 8.00%
Non-US Small/Mid Equities; 2.00%
6% Emerging Market Equities
2% iShares® MSCI Emerging Markets ETF Linked Enhanced Autocalls
Global Equities
Fixed Income
Cash

Source: Citi

In the hypothetical portfolio above, the investor has replaced 10% of his portfolio with various Enhanced Autocalls, but has maintained his overall strategic allocation mix. This portfolio will likely limit some of the potential gains within the equity portfolio and add issuer credit risk, in exchange for an increase in the overall protection and potential decrease in overall market risk, both of which have the potential to lead to better risk adjusted returns.

This portfolio is not meant to suggest an actual allocation, and indeed, your mix of different asset classes should reflect your personal needs and risk tolerance, which can look very different from this example. The above is meant to help illustrate how Enhanced Autocalls can be included within one's portfolio, while not changing any strategic allocation.

Citigroup Global Markets Holdings Inc. 7 Variations This guide describes the most common version of the Enhanced Autocalls , but there are a few variations you may see in the market. The Enhanced Autocalls in this guide are all discussing a single underlying , but they can be linked to one or more underlyings within the same investment. This can either be in basket form, where the return is some average of the returns of the underlyings, or as a worst of option, where the return is linked to the worst performing underlying among a number of underlyings. Generally , this worst performing variation is for investors willing to take on some additional risk in order to increase the return potential. More bullish or risk - tolerant investors may prefer a higher barrier level or a more leveraged Upside Participation Rate. A higher Upside Participation Rate could also be attractive for investors who expect only very modest upside in the underlying. In addition to an uncapped upside, Enhanced Autocalls can be also be capped , meaning there is a limit on the return of the security. Finally, there is also the ability to add a buffer on the downside of the note for investors who would like extra protection. S a l e s I n f or m a ti on Enhanced Autocalls are available through periodic investment offerings as well as through the customized solutions platform . For current offerings of Enhanced Autocalls , as well as other structured investment offerings, please contact your Investment Professional or Financial Advisor. Other Information Any figures or terms provided in this product brochure are sample product terms, illustrative and are no indication of what final terms or actual returns will be. This product summary supplement does not consider the effect taxes and fees will have on your returns. The terms of each security vary from offering to offering. For terms relating to particular offerings, including direct and indirect risks and other material considerations, you should refer to that product’s offering documents. Citigroup Global Markets Inc. and its affiliates (“Citi”) do not guarantee that a secondary market will develop in any Enhanced Autocall . If a second ary market does develop it may not be liquid and may not continue for the term of the security. If the secondary market is limited there may be few buyers should you choose to sell the security prior to maturity and this may reduce the price you receive. There is no guarantee that investors wishing to liquidate an investment in such securities prior to the stated maturity will receive a price equal to or in excess of the initial principal amount invested. The value of Enhanced Autocalls may rise as well as fall during the term of the security and the return on any product may be lower than what could be earned on a conventional investment of similar duration and credit risk. For each product, investors assume the full credit risk of the issuer and guarantor of issuer’s obligations. The deterioration of the credit of any of these entities may result in the loss of your principal invested. Products may provide for adjustments to be made to their final terms during their term due to certain events including corporate actions, mergers and acquisitions, divestitures, price source disruption, trading suspension and material change in index formula and/or index content. Citi may at any time hold long or short positions. Accordingly, Citi may actively trade these and related securities for its own account and those of its customers and, at any time, may have long or short positions in and buy and sell, the securities, commodities, futures, options, derivatives or other instruments and investments identical with or related to those mentioned in this product summary supplement. Before making an investment in a specific Enhanced Autocall you should obtain and carefully read the offering documents relating to that offering, which will contain additional information needed to evaluate the investment and provide important disclosures regarding risks, fees and expenses. Additionally, such offering documents will contain the only complete description, and final terms, of the terms and conditions of that offering. Before making any commitment to invest, you should take whatever business, legal, tax, accounting or other advice you consider necessary given your particular circumstances. If you invest in a n Enhanced Autocall , you are responsible for any tax lawfully due from you on the income or gains arising from such investment. Citi does not provide business, legal, tax or accounting advice and makes no representation in respect of any of them. Enhanced Autocalls are not deposits and are neither obligations of nor guaranteed by Citibank, or any governmental entity or agency. If you have any doubt about the suitability of these investments, you should contact your own advisers for advice. Additional Information

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